Delisting Determination,The Nasdaq Stock Market, LLC,
July 17, 2009, Evans and Sutherland Computer Corporation.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Evans and Sutherland Computer Corporation
(the Company), effective at the opening of the trading session on July 27, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b). The Company was
notified of the Staffs determination on June 26, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 8, 2009.